February 25, 2011

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Amendment Withdrawal

First American Investment Funds, Inc.

Post-Effective Amendment No. 106 to Registration on Form N-1A

Filed on December 30, 2010 (the “Amendment”)

(Registration Statement File No. 033-16905)

Ladies and Gentlemen:

On behalf of the Nuveen Equity Income Fund, Nuveen Large Cap Growth Opportunities Fund, Nuveen Large Cap Select Fund, Nuveen Large Cap Value Fund, Nuveen Mid Cap Growth Opportunities Fund, Nuveen Mid Cap Select Fund, Nuveen Mid Cap Value Fund, Nuveen Small Cap Growth Opportunities Fund, Nuveen Small Cap Select Fund, Nuveen Small Cap Value Fund, Nuveen Real Estate Securities Fund, Nuveen Global Infrastructure Fund, Nuveen International Fund, Nuveen International Select Fund, Nuveen Equity Index Fund, Nuveen Mid Cap Index Fund, Nuveen Small Cap Index Fund, Nuveen Quantitative Large Cap Core Fund and Nuveen Tactical Market Opportunities Fund (collectively, the “Funds”), each a series of the First American Investment Funds, Inc. (the “Registrant”), the Registrant hereby requests the withdrawal of the above-mentioned Amendment to the Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). The Amendment was originally filed with the Securities and Exchange Commission on December 30, 2010. No securities of the Funds were sold, or will be sold, pursuant to the Amendment. The Registrant used certain incorrect series and class identifiers and has since re-filed the Amendment using the correct series and class identifiers.

Sincerely,

FIRST AMERICAN INVESTMENT FUNDS, INC.

By:	/S/ Kevin McCarthy
Kevin J. McCarthy, Secretary